1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

November 10, 2021

Via EDGAR

Ms. Heather Clark and Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2021
Response dated August 3, 2021
File No. 001-05224

Dear Ms. Clark and Ms. Gilmore:

The following is in response to your letter dated September 30, 2021 and comments pertaining to the Form 10-K for the fiscal year ended January 2, 2021 filed on February 18, 2021, Form 10-Q for the fiscal quarter ended July 3, 2021 filed on July 27, 2021, and Form 8-K furnished on July 27, 2021 of Stanley Black & Decker, Inc. (the “Company”).

Form 10-K for the Fiscal Year Ended January 2, 2021

Item 1
Business, page 3

1.We note your statement in your CSR report that your commitment to environmental sustainability remains core to the way you operate, particularly with regard to climate, waste and water. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

The Company’s Disclosure and Reporting Committee meets on a quarterly basis to ensure all material impacts, either quantitatively or qualitatively, to the Company’s business, capital expenditures, results of operations, financial condition and competitive position are appropriately disclosed in its SEC filings. The Disclosure and Reporting Committee considers the Company’s strategy, operations, legal and compliance risk, among other areas, in the context of the Company’s business, operating results and financial condition, against the applicable disclosure requirements under the U.S. securities laws and regulations to determine if all SEC and U.S. GAAP requirements have been properly disclosed. Based on the importance of the Company’s social responsibility to its overall strategy, the Company previously expanded its disclosures within the “Business” section in its Form 10-K for the fiscal year ended January 2, 2021 as follows:

“The Company’s growth and acquisition strategy is interdependent with its social responsibility strategy focused on workforce upskilling, product innovation, and environmental preservation including mitigating the impacts of climate change. These are core business issues that ensure the long-term viability of the Company, its customers, suppliers, and communities. The Company has established environmental, social and corporate governance targets embodied in its 2030 Corporate Social Responsibility (“CSR”) strategy that include upskilling 10 million makers and creators, enhancing 500 million lives through purpose driven product innovation, becoming carbon-positive, landfill-free, and reducing water use in water stressed and scarce areas. The carbon positive target includes third-party approved science-based targets to reduce absolute scope 1 and 2 greenhouse gas emissions by greater than 100% by 2030, and to reduce supply chain emissions by 35%. The Company’s CSR strategy considers all life-cycle stages including material procurement from supply chain partners, product design, manufacturing, distribution and transportation, product use, product service and end-of-life. Refer to section "Human Capital Management" for additional information regarding the Company's commitment to upskilling its employees and improving diversity, equity and inclusion.”

The Company has not identified any matters discussed in its CSR report that would materially impact, either quantitatively or qualitatively, the Company’s business, capital expenditures, results of operations, financial condition and competitive position that required disclosure in its Form 10-K for the fiscal year ended January 2, 2021. Much of the information in the CSR report is provided by the Company on a voluntary basis in order to provide transparency to a broad group of stakeholders. We are aware that increased public awareness and concern regarding environmental risks, including global climate change, may result in more international, regional and/or federal requirements or industry standards to reduce or mitigate global warming and other environmental risks. At present, there continues to be a lack of consistent climate legislation, and as a result, we do not believe that there is any material existing climate legislation that is likely to have a material impact on the Company. The Company will continue to monitor climate change as well as climate legislation and regulation enacted to determine if there are material impacts, either quantitatively or qualitatively, to the Company’s business, capital expenditures, results of operations, financial condition and competitive position that would require disclosure in its SEC filings.

2.We note that you discuss certain potential impacts of environmental laws and regulations. Please identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

There are no existing climate change-related legislation, regulations, or international accords that materially affect the Company’s business, financial condition, and results of operations at this time. The Company will continue to monitor this to determine if there is a material impact in the future that would require disclosure in its SEC filings.

3.     To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

• decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
• increased demand for goods that result in lower emissions than competing products;
• increased competition to develop innovative new products that result in lower emissions;
• increased demand for generation and transmission of energy from alternative energy sources; and
• any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

There have been no indirect consequences of climate-related regulations or business trends that have materially impacted the Company’s business, capital expenditures, results of operations, financial condition and competitive position. The Company will continue to monitor this to determine if there is a material impact in the future that would require disclosure in its SEC filings.

4.     If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

•severity of weather, such as floods, hurricanes, extreme fires, and water availability and quality;
•quantification of material weather-related damages to your property or operations; and
•any weather-related impacts on the cost or availability of insurance.

There have been no significant physical effects of climate change on the Company’s operations and results. However, the Company has identified severe weather events due to climate change as a potential material risk to its operations and results within the “Risk Factors” section of its Form 10-K for the fiscal year ended January 2, 2021. The Company will continue to monitor this to determine if there is a material impact in the future that would require additional disclosure in its SEC filings.

5.     If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

The Company’s purchase or sale of carbon credits or offsets are not material to its business, financial condition, and results of operations. The Company will continue to monitor this to determine if there is a material impact in the future that would require disclosure in its SEC filings.

Item 1A
Risk Factors, page 9

6.     Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

The Company’s view is that the last paragraph of the risk factor noted below within the “Risk Factors” section of its Form 10-K for the fiscal year ended January 2, 2021 identifies material effects of transition risks related to climate change that may affect its business and financial results.

“The Company’s results of operations could be negatively impacted by inflationary or deflationary economic conditions which could affect the ability to obtain raw materials, component parts, freight, energy, labor and sourced finished goods in a timely and cost-effective manner.

……In addition, many of the Company’s products incorporate battery technology. As other industries begin to adopt similar battery technology for use in their products or increase their current consumption of battery technology, the increased demand could place capacity constraints on the Company’s supply chain. In addition, increased demand for battery technology may also increase the costs to the Company for both the battery cells as well as the underlying raw materials. If the Company is unable to mitigate any possible supply constraints, related increased costs or drive alternative technology through innovation, its profitably and financial results could be negatively impacted.”

Financial Statements
Notes to Consolidated Financial Statements
Note J – Capital Stock, page 93

7.     We continue to evaluate your responses to comments from our May 28, 2021 and July 22, 2021 letters and may have additional comments.

In our responses to the Staff’s previous comments, the Company outlined its accounting assessment relating to the equity units issued in May 2017 and November 2019. The Company’s accounting analysis at inception began with its assessment of the unit of account. As previously discussed, the forward stock purchase contracts and convertible preferred stock were accounted for as freestanding instruments, as defined in ASC 480, since each instrument was legally detachable and separately exercisable. The Company evaluated each instrument separately and concluded at inception that both instruments should be classified in permanent equity based on the nature of the underlying terms and features. Furthermore, the Company concluded at inception that the shares associated with the forward stock purchase contracts should be reflected in diluted earnings per share (“EPS”) using the treasury stock method pursuant to ASC 260-10-55-9 based on its assessment that the convertible preferred stock would be successfully remarketed, resulting in the Company receiving the requisite cash proceeds in satisfaction of the forward stock purchase contracts.

Upon further reflection and consideration of the nature of the equity unit structure and the economic linkage between the forward stock purchase contracts and convertible preferred stock, the Company determined that its original conclusion at inception that the two instruments represented separate units of account was made in error. The determination of whether two or more freestanding instruments should be combined requires judgment and depends on the specific facts and circumstances. While both instruments are legally detachable and separately exercisable, the Company has concluded that the forward stock purchase contracts and convertible preferred stock should be combined and accounted for as a single unit of account. The instruments share similar risks given that the forward stock purchase contracts are indexed to and settled in the Company’s common stock while the value of the convertible preferred stock is impacted by changes in the share price of the Company’s common stock. In addition, the settlement amounts reflected in the make-whole provision of the forward stock purchase contracts in the event of a fundamental change provide evidence of linked economics between the forward stock purchase contracts and convertible preferred stock.

In making the determination that the forward stock purchase contracts and convertible preferred stock should be combined, the Company considered the combination guidance in ASC 815 and the indicators outlined in ASC 815-10-25-6. The Company notes that this guidance addresses situations in which individual instruments that do not meet the definition of a derivative should be combined and viewed as a unit in order to determine whether the combination of the instruments meets the definition of a derivative for purposes of applying ASC 815. As such, the Company concluded that the combination guidance in ASC 815 does not apply to the Company’s equity units given that forward stock purchase contracts meet the definition of a derivative.

The Company further considered the basic combination concepts that were discussed pre-Codification in Emerging Issues Task Force (“EITF”) 02-2, When Certain Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes, which were very similar to the combination criteria outlined in ASC 815-10-25-6. The Company acknowledges that EITF 02-2 was never finalized and therefore, is not authoritative. However, the Company believes the guidance in EITF 02-2 is appropriate to be considered in determining whether the forward stock purchase contracts and convertible preferred stock should be combined for accounting purposes. Accordingly, the Company determined that its equity units substantially met the four conditions outlined in EITF 02-2 given that the forward stock purchase contracts and convertible preferred stock: (a) were transacted with the same counterparty, (b) were entered into in contemplation of one another, (c) share the same underlying, and (d) were structured as a single transaction (e.g. combined equity unit).

Based on its assessment of the facts and circumstances in the aggregate, considering the economic linkage between the forward stock purchase contracts and convertible preferred stock, the Company believes that combining the two instruments in the equity unit is appropriate and provides the most relevant information to users of its financial statements.

The combined instrument represents mandatorily convertible preferred stock with an embedded conversion feature. The Company assessed the guidance outlined in ASC 815-15-25-17A and determined that the substance of the relevant terms and features of the host contract were more equity-like than debt-like. Furthermore, the Company concluded that bifurcation of the embedded conversion feature is not required under ASC 815 because the economic characteristics and risks of the conversion feature are clearly and closely related to those of the host equity contract. Therefore, the Company concludes that the combined instrument should be classified in equity.

Furthermore, as a result of the above reassessment, the Company concludes that the shares associated with the combined instrument should be reflected in diluted earnings per share under the if-converted method pursuant to ASC 260-10-45-40. Accordingly, the Company will correct its diluted earnings per share on a prospective basis beginning in its Form 10-Q for the third quarter of 2021 as the historical periods impacted are not materially misstated. The Company will include the following disclosure in its Form 10-Q for the third quarter of 2021:

“Beginning in the third quarter of 2021, the Company is including the shares underlying the forward stock purchase contracts in the denominator of its diluted earnings per share calculation utilizing the if-converted method, which represents a correction of an error of previously applying the treasury stock method. The change is not material to the third quarter of 2021 or previously reported financial statements.”

8.     We note the existence of a fundamental change make whole provision related to the forward purchase contract, as outlined further on page S-61 of your final prospectus supplement dated May 15, 2017. Please tell us how you evaluated the make whole provision under ASC 815-40 to determine that the forward purchase commitment met the requirements for permanent equity classification.

The purpose of the make-whole provision is to compensate the holder of the forward stock purchase contract for lost benefits of the investment (including the time value of the remaining term) in the event of certain fundamental change events that would result in early settlement. As noted above, the make-whole provision in the forward stock purchase contracts in the event of a fundamental change provides a settlement amount that links to the economics of the convertible preferred stock. Accordingly, the make-whole provision may preclude equity classification when evaluating the forward stock purchase contracts as a freestanding instrument under ASC 815-40. However, based on the Company’s reassessment of the unit of account for the equity units as further discussed above in response to Comment #7, the forward stock purchase contracts are considered an embedded derivative in the convertible preferred stock that do not require bifurcation and derivative accounting.

9.     We note that a holder of the corporate units can transform the corporate units into treasury units and shares of convertible preferred stock, as outlined further on page S-20 of your final prospectus supplement dated May 15, 2017. Please respond to the following:

•Tell us the business purpose for allowing the corporate units to be transformed into treasury units and shares of convertible preferred stock.

The ability to transform corporate units into treasury units and shares of convertible preferred stock provides holders with flexibility to separate the forward stock purchase contracts from the convertible preferred stock.

•Tell us whether you are aware of any holders of corporate units transforming their corporate units into treasury units and shares of convertible preferred stock.

The Company is not aware of any holders of corporate units transforming their corporate units into treasury units and shares of convertible preferred stock.

•Clarify whether a holder that transformed their corporate units into treasury units and shares of convertible preferred stock becomes subject to the modified terms of the convertible preferred stock after a successful remarketing.

Yes, a holder that transforms their corporate units into treasury units and shares of convertible preferred stock becomes subject to the modified terms of the convertible preferred stock after a successful remarketing, as outlined on page S-16 of the final prospectus supplement.

Earnings Per Share, page 93

10.     We note your response to prior comment 2 regarding the remarketing of the convertible preferred stock. Please respond to the following:

•Tell us the business purpose for the optional remarketing window, as discussed on page S-12 of your final prospectus supplement dated May 15, 2017.

The optional remarketing window provides the Company with flexibility to access capital markets at different times in order to achieve full liquidation preference value.

•Tell us whether you have historically remarketed your instruments under the optional remarketing window, or under the final remarketing period. As part of your response, please outline the factors you would consider in deciding which period to remarket the instruments.

The Company has historically remarketed similar instruments under the final remarketing period. As noted above, the Company has flexibility to access capital markets either during the optional remarketing window or final remarketing window. In deciding which period to remarket its instruments, the Company would generally consider the macroeconomic conditions in the market, including liquidity and cost factors.

•Please clarify whether you are required to conduct a final remarketing of the convertible preferred stock or whether it is optional. In this regard, we note page 98 of your Form 10-K indicates that the Series D preferred stock “can be remarketed.”

Yes, the Company is required to conduct a final remarketing, as outlined on pages S-58 and S-59 of the final prospectus supplement. The Company will revise its disclosure prospectively beginning in the third quarter 2021 Form 10-Q.

•To the extent known, please tell us what percentage of the existing holders of the convertible preferred stock acquire the remarketed preferred stock and how many pay cash for that acquisition.

The Company does not have visibility to either: (1) the percentage of existing holders of the convertible preferred stock, if any, who acquired the remarketed convertible preferred stock, or (2) the number of existing holders, if any, who paid cash to acquire the remarketed convertible preferred stock.

Form 10-Q for the Fiscal Quarter Ended July 3, 2021

Other, net, page 42

11.     We refer to your presentation of Other, net, "excluding acquisition-related and other charges." Please revise to identify the resulting measure as a non-GAAP financial measure and provide the disclosures required by Item 10(e) of Regulation S-K.

The Company will expand its disclosures (as underlined below) within the “Results of Operations” under subsection “Certain Items Impacting Earnings” of Management’s Discussion and Analysis of Financial Condition and Results of Operations prospectively beginning in the third quarter 2021 Form 10-Q as follows:

“The Company has provided a discussion of its results both inclusive and exclusive of acquisition-related and other charges. Organic growth is also utilized to describe results aside from the impacts of foreign currency fluctuations, acquisitions during their initial 12 months of ownership, and divestitures. The results and measures, including gross profit, selling, general, and administrative (“SG&A), Other, net, and segment profit, on a basis excluding acquisition-related and other charges, and organic growth are Non-GAAP financial measures. The Company considers the use of Non-GAAP financial measures relevant to aid analysis and understanding of the Company’s results and business trends aside from the material impact of these items and ensures appropriate comparability to operating results of prior periods.”

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Business Segment Results, page 43

12.     We note that you discuss segment profit for each reporting segment "excluding acquisition related and other charges." It appears that based on the calculation in Note Q, Business Segments and Geographic Areas, segment profit already excludes restructuring charges; as such, please clarify the expenses that comprise "acquisition related and other charges" and include in your response why restructuring charges are being excluded from segment profit when such expenses do not appear to be allocated to your reporting segments per Note Q.

The Company will add disclosures within the “Results of Operations” under subsection “Certain Items Impacting Earnings” of Management’s Discussion and Analysis of Financial Condition and Results of Operations prospectively beginning in the third quarter 2021 Form 10-Q as follows:

“The Company’s operating results at the consolidated level as discussed below include and exclude acquisition-related and other charges impacting gross profit, SG&A, and Other, net. The Company’s business segment results as discussed below include and exclude acquisition-related and other charges impacting gross profit and SG&A.”

The existing disclosures immediately following this paragraph clarify the acquisition-related and other charges impacting gross profit, SG&A, and Other, net.

The Company will revise its disclosures within the “Results of Operations” under subsection “Business Segment Results” of Management’s Discussion and Analysis of Financial Condition and Results of Operations prospectively beginning in the third quarter 2021 Form 10-Q as follows to clarify segment profit does not include restructuring charges:

“The Company’s reportable segments are aggregations of businesses that have similar products, services and end markets, among other factors. The Company utilizes segment profit, which is defined as net sales minus cost of sales and SG&A inclusive of the provision for credit losses (aside from corporate overhead expense), and segment profit as a percentage of net sales to assess the profitability of each segment. ~~Segment profit excludes the corporate overhead expense element of SG&A, other, net (inclusive of intangible asset amortization expense), loss on sales of businesses, restructuring charges, interest expense, interest income, income taxes and share of net earnings or losses of equity method investment. Corporate overhead is comprised~~

~~of world headquarters facility expense, cost for the executive management team and expenses pertaining to certain centralized functions that benefit the entire Company but are not directly attributable to the businesses, such as legal and corporate finance functions. Refer to Note O, Restructuring Charges, for the amount of restructuring charges attributable to each segment.~~”

Form 8-K furnished July 27, 2021

Exhibit 99.1, page 1

13.     Your bullet point disclosure at the top of Exhibit 99.1 discloses certain items "excluding charges," such as gross margin, operating margin, and earnings per share." You reconcile these measures to the nearest GAAP measures on pages 12 and 13 of Exhibit 99.2. In this regard, please address the following:

•revise to clearly state that all measures excluding acquisition-related charges and other are non-GAAP measures;

The Company clearly denoted with an “*” all measures excluding acquisition-related charges are Non-GAAP measures beginning in the third quarter 2021 Form 8-K furnished on October 28, 2021.

•provide all disclosures required by Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K including disclosure regarding the usefulness of all non-GAAP measures reported in your Form 8-K and how management uses such measures; and

The Company clearly denoted with an “*” all measures excluding acquisition-related charges and other are Non-GAAP measures and provided a reference to the existing disclosure on page 6 containing 1) the statements why management believes that presentation of the non-GAAP financial measures provides useful information to investors and 2) the reference to the reconciliation to the comparable GAAP measure. In addition, the title “Non-GAAP Financial Measures” was added to the existing disclosure for clarification. Furthermore, the placement of the reconciliation of GAAP EPS outlook and adjusted EPS outlook was changed to immediately follow the adjusted EPS outlook discussion. These revisions were made beginning in the third quarter 2021 Form 8-K furnished on October 28, 2021.

•revise to title your non-GAAP measures on pages 12 through 15 of Exhibit 99.2 as non-GAAP rather than normalized to appropriately reconcile to the header of these pages and the discussion as revised in accordance with the bullets above.

The Company revised its titles as non-GAAP rather than normalized beginning in the third quarter 2021 Form 8-K furnished on October 28, 2021 on pages 12 through 15 of Exhibit 99.2.

***********************************

If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Vice President, Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ DONALD ALLAN, JR.

Donald Allan, Jr.
President and Chief Financial Officer